www.linkedin.com/in/andrei-evulet-119a8716 (LinkedIn)

Top Skills

Heat Transfer

Aerodynamics

Nanotechnology

Languages

English (Native or Bilingual)

Romanian (Native or Bilingual)

Italian (Full Professional)

Spanish (Professional Working)

German (Limited Working)

Publications

Performance and Cost Analysis of Advanced Gas Turbine Cycles With Precombustion CO2 Capture

Exhaust Gas Recirculation Performance in Dry Low Emissions Combustors

Detection of AlO and TiO by Laser-Induced Fluorescence in Powder Synthesis Flames

Design and Evaluation of the AIMS Combustor

On the Performance and Operability of GE's Dry Low NOx Combustors utilizing Exhaust Gas Recirculation for Post-Combustion Carbon Capture

Patents

Integrated combustor-heat exchanger and systems for power generation using the same

Systems and methods for power generation with exhaust gas recirculation

Systems and methods for power generation with carbon dioxide isolation

Andrei Evulet

Co-founder, CEO and CTO at Jetoptera; TEDx speaker

Edmonds, Washington, United States

Summary

UAVs and flying cars

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Experience

Jetoptera

10 years 11 months

Co-founder, CEO and CTO and TEDx speaker

September 2015 - Present (10 years 8 months)

Seattle, Washington, United States

CTO

June 2015 - Present (10 years 11 months)

Greater Seattle Area

Co-founder and CTO at Jetoptera, TEDx speaker

June 2015 - September 2020 (5 years 4 months)

TEDx speaker

March 2020 - June 2020 (4 months)

Jetoptera, Inc.

Co-Founder, President

June 2015 - Present (10 years 11 months)

Greater Seattle Area

Powerful UAVs and Flying Cars

GE Aviation

2 years 11 months

GE9X Technology Maturation Leader

December 2014 - May 2015 (6 months)

Cincinnati Area

GE Aviation's GE9X Technology maturation leadership includes overseeing hundreds of millions of dollars investment in technologies and their effective introduction to the most advanced and largest jet engine in the world, in time

Hydrocarbon film protected refractory carbide components and use

System and method for co-production of hydrogen and electrical energy

and on budget. I provide the leadership to mature and integrate modular technologies from inlet, fan, booster and compressor to novel high and low temperature composite materials, dust ingestion mitigation and to many other from the systems perspective. The end result is a product that will be more than 10% better in fuel burn compared to similar jet engines.

GE9x Systems Engineer
July 2012 - May 2015 (2 years 11 months)
Evendale, OH

Working on the design, technology development and introduction of the most advanced jet engine in the world to the Boeing 777x; proud to be working with an incredibly talented international team that has demonstrated the world's highest pressure ratio compressor technology (for the GE9X.)
Test Director for the GE9X HPC rig in Massa, Italy. Systems engineer in charge of the combustion system (CDN) for the GE9X.

GE9X Technology Integration Leader
January 2014 - December 2014 (1 year)

Responsible for demonstrating technologies readiness & defining design intent for the GE9X product; driving linkages between the technology maturation & product design; overseeing the technology demonstrators related to Technology Readiness Levels Maturation and integration of the product. Integrate across cross-functional internal teams, including GRC, Design Engineering, Systems and Assembly, Test & Overhaul. Ensuring that more than 40 rigs and 70 technologies demonstrators meet goals.

GE9X Systems Engineer - Test Director HPC rig
August 2013 - December 2013 (5 months)
Massa, Italy

Test director of the 27:1 Pressure Ratio compressor rig at Massa, Italy; lead a GE Aviation/O&G team build the rig and its interfaces; install and commission each of the subsystems and now delivering the results that will introduce this advanced compressor to the most advanced commercial engine, the GE9X.

General Electric Oil&Gas Division Firenze
Combustion Manager
November 2010 - July 2012 (1 year 9 months)

Manager of combustion Aero-thermal, NPI, field, Analysis for Aeroderivative and Heavy Duty Gas Turbines including LM2500, GE10, GE5, 5/2E and Frame 5s. Responsible for Internal R&D, New Technology Introduction, growth and global collaboration with multiple businesses such as GEE, GEAv and GEGRC and recruiting. Coaching and mentoring.

GE Oil&Gas Firenze
Technical Leader Advanced Technology
April 2010 - November 2010 (8 months)

Technology leader of aeroderivative combustion group for the GE O&G division. Led team that downselected the combustor concept of a new product. Helped define the new product specs, delivered test results on time and budget. Coordinated work of multinational team. Mentored two members of the team.

GE Global Research
9 years 1 month

Team Leader Advanced Combustion
January 2003 - March 2010 (7 years 3 months)
Niskayuna, NY

A member of the combustion team, I have also participated in multiple multidisciplinary projects. More than 30 inventions in gas turbine technologies, propulsion, clean energy and energy storage. Pioneered low emissions gas turbine concepts combining DLE with EGR that minimized the CO_2 separation process costs and improved clean plant efficiencies. Grew teams and provided technical leadership to developing advanced hydrogen concepts for storage and low emissions combustion in the context of pre-combustion decarbonized power generation. Provided leadership to very complex, multi-disciplinary team projects involving development of advanced, high efficiency gas turbine concepts with novel thermal, combustion and heat transfer solutions and incorporating novel ceramic materials and cycle conditions based on the LMS100 Ecomagination platform (the most advanced aeroderivative in the world). Promoted and developed several fluidic concepts by designing and demonstrating wall jet technologies, mainly in combustion, using the fuel as primary fluid. Multiple year and multiple million dollar programs technical leadership including collaborations with energy companies such as Shell, Chevron, StatoilHydro, BP and Petrobras. Led Statoilhydro R&D collaborations for CO_2 capture and emissions reduction. Mentored global members of COMBICAP team which was awarded The Project of the Year Award. Provided technical leadership for team that developed novel jet fuel combustors for advaced APUs in cooperation with GE Aviation. Developed liquid fuel combustion technology for low NOx premixed systems for the LM6000 DF DLE. Became familiar with all modern gas turbine combustion systems DLN and DLE. Published more than 30 papers and reports during this period. GE's Ecomagination Technology Best Innovation Award in 2009.

Senior Engineer
March 2001 - March 2003 (2 years 1 month)
Niskayuna NY

Conceptualized, designed and developed GE's AIMS microturbine combustor (from idea to demonstration on the prototype machine). Delivered world's first 3 ppm NOx 9 ppm CO microturbine combustor and developed guidelines for its design. Developed TRIZ and Six Sigma competency. Helped develop LM6000 DLE and LMS100 DLE and SAC combustors for low emissions in close cooperation with GE Aviation M&I team.

Rutgers University
Grad student
January 1997 - 2000 (3 years)

Doctorate work combining analytical, experimental (optical diagnostics) and computational work to study, understand and control the combustion synthesis mechanisms for non-agglomerated nanopowders such as titania, silica, zirconia etc.

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Education

The University of Manchester
BEng, Aeronautical Engineering · (1992 - 1993)

Rutgers, The State University of New Jersey-New Brunswick
PhD, Mechanical and Aerospace · (1997 - 2000)

University POLITEHNICA of Bucharest
MSc, Aerospace - Propulsion Systems Engineering · (1988 - 1994)

Cantemir
Baccalaureat, Math-physics · (1982 - 1986)